INVEST IN **IBA PLANT-POWERED ENERGY DRINK**

It's Only Natural!



ZERO SUGAR
iba

drinkiba.com Miami, FL

Highlights

1. iba was chosen from over 1000 brands for KeHE natural distributors prestigious Elevate program

2. We won the May 2024 Render Capital Competition in Louisville - 12 brands selected/200+ applicants

3. We are proudly authentic, female-founded and female-led

Featured Investors

Render Capital Follow
Notable Investor
Invested $100,000

We invest in startups that are solving problems with innovative solutions, attacking a large market with global applications, and have a founding team and advisors with deep experience.
render.capital

Triet Nguyen, Principal

"iba presents a great product with a strong point of difference, featuring excellent branding and high-quality offerings. While differentiation in a crowded market is still in its early stages, leveraging organic outreach via influencers could elevate the brand above the noise in local markets. The strategy is sound and well-suited for a competitive space, and I am excited to witness its growth. As someone who hasn't consumed energy drinks or coffee in the past three years, I was impressed by iba's appeal; I found myself drinking it frequently and noticed that our office was choosing iba over coffee. Additionally, after introducing another investor to iba for samples, he repeatedly called me asking how he could get more, especially when they were sold out at one point. This level of demand speaks volumes about the product's potential."



William Ko Follow
Syndicate Lead
Invested $50,000

CEO at Johnson Hardwood and Angel Investor

"I was thrilled to be approached early by the founding team of iba Plant Powered Energy Drink, both as an investor and in an advisory role. While the energy drink market is undeniably crowded, the unique opportunities the founders identified in the white space are becoming more apparent each day. This new and innovative energy drink offers a functional, healthy, and better-for-you alternative to traditional beverages on the market. They distinguish themselves by utilizing plant-based ingredients to deliver a clean, natural source of energy, which is increasing in demand each day. Unlike other energy drinks that rely on artificial additives and excessive sugar content, iba provides a refreshing and revitalizing drink that promotes overall well-being without compromising on taste or quality. Investing in iba Plant Powered Energy Drink means supporting a brand that aligns with current consumer trends and addresses the growing demand for healthier beverage options. Beyond the market potential, I have personal confidence in the founders, who possess real-

world experience in leading successful companies, managing P&L, and scaling for growth. I highly recommend that individual investors explore the opportunity to invest in iba Plant Powered Energy Drink. It is an exciting venture with a unique value proposition poised to disrupt the energy drink market."

Our Team



Flavia Baggio Greenwood Founder/Chief Executive Officer

I graduated from the prestigious Fundacao Getulio Vargas (FGV) school in Brazil and was also an exchange student at Bocconi University in Italy. I speak four languages.



Jodie Doyle Founder/Chief Sales & Marketing Officer

I serve as President of US operations for one of the largest Brazilian wood manufacturers. I also serve as the lead sales and marketing advisor for the iba Plant-powered Energy team, along with assisting with strategic planning

Introducing iba Energy Drink....The Energy of Brazil


iba®
Investor Deck
@drinkibaenergy
www.drinkiba.com


where is the problem?
Too Much Sugar & Bad Stuff
The Average American consumes 152 lbs of sugar per year or 3 lbs per week
42% of all Americans are obese
Most major energy drinks are full of sugars and unhealthy ingredients
Focus on Male Consumers
Traditional energy drink market segment Focuses on men 18-34
Female consumers are overlooked with few brands addressing their specific needs and wants
Clean & Functional
Consumers are demanding cleaner products, 72% want more transparency
The majority of energy drinks use synthetic ingredients
Consumers want more function from their energy drinks


our mission
iba is a lightly sparkling, plant-powered energy drink that delivers a clean, natural alternative to the traditional energy drink market; iba transports your mind & body to the healthy and joyful energy of Brazil


MENTAL ACUITY
CLEAN ENERGY
IMMUNITY BOOST


No artificial flavors or sweeteners.
Zero sugar.
160mg Plant Based Caffeine
Botanically Infused
High Potency Vitamin C
Naturally Sweetened
NON GMO Project
Vegan
BRAZILIAN SUPERBLEND
ZERO SUGAR
WOMEN OWNED
iba
Plant-Powered Energy Drink


how we're different
Zero sugar. Less ingredients. More functionality. Tastes great.
ENERGY OF BRAZIL
superblend
Proprietary blend of natural + functional superfood ingredients native to Brazil.
Acerola Cherry
One of the world's best sources of Vitamin C
IMMUNITY BOOST
Copaiba
Comes from inside the tree
IMMUNITY BOOST
Guarana
Helps to improve mental acuity + focus
MENTAL ACUITY
Green Coffee
Healthy + natural source of caffeine
ENERGY


market opportunity
Total Addressable Market (TAM) North American Functional Beverage (EST 2022) (8.9% CAGR)
Functional Beverage Energy Drink Segment TAM (EST 2022) (6.8% CAGR)
Natural "Better For You" Energy Drink Segment of Functional Beverage TAM (EST 2022) (20.0% CAGR)
$60.57B
$25.02B
$7.5B


target audience:
conscious hustler
Ages 25-45
Gender Neutral (female skew)
Urban Living
College Educated
FT or Self-employed
Key Consumption Trends
• Spends towards healthier, lower sugar drinks
• Invests towards plant-based & products that are better for the planet
• Demands for more functionality - immunity, cognitive support, and added vitamins
Go-getters & builders of careers, families, + communities
Believers in conscious living + preventative health
Professional, well educated, & discerning shoppers
Trend followers driven by new innovation
Big believers in anything plant-based
Time-strapped, convenience seekers
Privileged and Confidential: For iba use only


Functional "Better For You" Energy
NATURAL
ARTIFICIAL
LESS FUNCTION
MORE FUNCTION
WHITE SPACE

how iba stacks up



Sugar	0g	9g	0g	0g	0g	0g
# of Ingredients	10	9	13	18	25	26
Functionality	Energy, Focus, Immunity	Energy	Energy, Focus	Energy, Burn Fat, Metabolism	Energy	Energy, Focus, Immunity
Signature Blend	Guarana, Green Coffee, Acerola + Copaiba	Tapioca From Cassava root	L-Theanine, Ginseng Root, Angelic Root, Coenzyme Q10	Metaplus Proprietary Blend	B Vitamins, L-Theanine	Vitamins, Electrolytes, Camu Camu
Artificial Ingredients	NO	NO	YES	YES	YES	YES
Naturally Sweetened	YES	YES	NO	NO	NO	NO


NATURAL
WHITE SPACE
LESS FUNCTION
MORE FUNCTION
ARTIFICIAL
Privileged and Confidential: For iba use only

how iba stacks up



Sugar	0g	9g	0g	0g	0g	0g
# of Ingredients	10	9	13	18	25	26
Functionality	Energy, Focus, Immunity	Energy	Energy, Focus	Energy, Burn Fat, Metabolism	Energy	Energy, Focus, Immunity
Signature Blend	Guarana, Green Coffee, Acerola + Copaiba	Tapioca From Cassava root	L-Theanine, Ginseng Root, Angelic Root, Coenzyme Q10	Metaplus Proprietary Blend	B Vitamins, L-Theanine	Vitamins, Electrolytes, Camu Camu
Artificial Ingredients	NO	NO	YES	YES	YES	YES
Naturally Sweetened	YES	YES	NO	NO	NO	NO


2024
500 Doors
2025
1500 Doors
2026
3000 Doors
2027
5000 Doors
2028
7000+ Doors
Privileged and Confidential: For iba use only

Forward looking projections are not guaranteed



marketing support

- Quarterly Promotions
- Regular In-Store Demos & Sampling
- Necker Coupons & Shelf Talkers
- Strong Brand Merchandising Team
- Social Media / Influencers / Brand Ambassadors
- Community Events
- College Field Marketing + Ambassadors
- Email Marketing, SEO, Geo-targeted ads to drive to retail

Privileged and Confidential: For iba use only

marketing execution


Social Media & Influencers
Brand Collateral
Community Events
Privileged and Confidential: For iba use only


Direct to Consumer Controlled Approach
A phased approach that will aim to build direct relationships, support trial, and provide convenience.
Phase 1
Introduce digital commerce sign up experience to capture interest and build community (SOFT LAUNCH). Launch direct eCommerce sales and fulfillment on drinkiba.com (support trial initiatives – swag + set up 3PL partner)
Phase 2
Support retail expansion leveraging 3rd party delivery platform (Amazon, Go Puff, Gorillas) with native promotion campaign.
Phase 3
Expand 3rd party delivery platform partnerships, distribution, accelerate online promotions and promote loyalty and database-building initiatives - These aim to optimize the consumer journey across digital touch points: from awareness down to advocacy.
iba Healthy Energy Drink, Variety Pack, Clean Energy, 0 Sugar, Sparkling, Low Calorie, Plant...
Variety Pack
12 Count (Pack of 12)
50+ bought in past month
$29.99
FREE delivery Sat on $35 of items shipped by Amazon
Or fastest delivery Wed
Only 14 left in stock - order soon.
Add to cart
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iba Leadership
Flavia Baggio Greenwood
Founder/CEO
A native of Brazil and formerly served as the US General Manager for a Brazilian hardwood flooring business, helping to successfully establish their presence in the US market.
She is a graduate of the prestigious Fundacao Getulio Vargas (FGV) school in Brazil and attended for 6 months at Bocconi University in Italy during her degree. She resides in Miami, Florida, speaks four languages and enjoys kite surfing, traveling and spending time with family.
Jodie Doyle
Founder/ Strategic Advisor
He currently serves as the President of Indusparquet USA. He has considerable experience in both the deployment and management of remote sales teams as well as serving his company with both supply chain and marketing functions. Flavia and Jodie have met and developed great relationship while working together in the flooring industry since 2019.
Jodie and his wife Kelly have three children. They are both proud graduates of the University of Dayton (OH) and they currently reside in Louisville, Kentucky.
Privileged and Confidential. For iba use only


strategic advisor
Vanessa co-founded Health-Ade in 2012 alongside her best friends and husband-and-wife team, Justin and Daina Trout. She recently exited their business after a successful sale of the business to First Beverage Group and has agreed to join iba Energy Drink's co-founders Flavia Baggio and Jodie Doyle in a strategic advisory role. During her time at Health Ade, they raised almost 550 million to create the industry's biggest kombucha beverage brand. Her main role at Heath-Ade was on the sales and marketing side, where she served as Chief Sales Officer. They grew the company from an LA Farmer's Market staple to a brand now available in 30,000 stores including Whole Foods, Target and Trader Joes.
Originally from Los Angeles, Dew received her BS in Biochemistry from UC San Diego and an MBA from the University of Southern California. She constantly gives back to the community and serves as a USC Marshall Mentor, advises several, young CPG companies, and is an active member of the Female Founder Collective, Entrepreneur's Organization (EO) and Asian Business Association (ABA).
Vanessa Dew
Founder
Health-Ade Kombucha
Privileged and Confidential. For iba use only


financial projections
Five Year Operating Performance
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$-
$304,781
$3,530,684
$6,494,901
$11,819,746
Year
2024
2025
2026
2027
2028
Total Sales
$304,781
$3,530,684
$6,494,901
$ 11,819,746
$ 16,178,993
Privileged and Confidential. For iba use only

Forward looking projections are not guaranteed


Desired Funding/Use of Proceeds
People/Team Build
Plan utilizes fractional sales and marketing until we add company employees - These will serve in mainly sales, marketing and operational roles
15%
Inventory
In addition to utilizing sales revenue, portion of raise used for both finished product inventory and ingredient backup
20%
45%
Sales & Marketing
Sales and marketing spend will be heavier requirement in first two years as we build community and brand awareness


20%
Working Capital
Keeping small amount of capital on hand for immediate needs or to take advantage of opportunity
Privileged and Confidential: For iba use only


Black Cherry
Plant-Powered Energy Drink
Tropical Orange
iba
thank you!
@drinkibaenergy
drinkiba.com
Questions?
jodie@drinkiba.com
flavia@drinkiba.com

Downloads

iba Investor Deck - July 2024.pdf